Fuwei Films Announces Unaudited Second Quarter 2014 Financial Results

-Teleconference to be Held on Friday, August 22, 2014 at 9:00 am EDT-

BEIJING, August 21, 2014 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Highlights

▪	Net sales during the second quarter ended June 30, 2014 were RMB70.0 million or US$11.3 million, compared to RMB77.4 million during the same period in 2013 representing a 9.6% decrease in sales.

▪	Net loss attributable to the Company during the second quarter ended June 30, 2014 was RMB23.0 million or US$3.7 million compared to net loss attributable to the Company of RMB18.2 million during the same period in 2013, representing an increase of RMB4.8 million for the same period in 2013.

▪	Net cash used in operating activities for the six months ended June 30, 2014 was RMB7.5 million or US$1.2 million compared to net cash used in operating activities of RMB11.2 million for the six months ended June 30, 2013.

▪	Basic and diluted net loss per share was RMB1.76 or US$0.28 and RMB1.39 for the three months ended June 30, 2014 and 2013, respectively.

Mr. Xiaoan He, Chairman and CEO of Fuwei Films, commented, “The second quarter financial results continue to reflect weakened market conditions due to intense competition which caused oversupply and excess capacity in the marketplace. However, I am pleased to announce that a sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by a new customer after being delivered for testing. We expect to supply small batches of product according to this customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. This demonstrates our ability to better serve our customers by expanding our product offering to the market and we will seek to capitalize upon opportunities in emerging markets with expanded end user applications by focusing our efforts on continued innovation and R&D. We believe that with the support of the new controlling shareholder, the Company will be in a better position to adjust to various challenges and to obtain better support in the fierce marketplace.”

Second Quarter of 2014 Financial Results

Net sales during the second quarter ended June 30, 2014 were RMB70.0 million or US$11.3 million, compared to RMB77.4 million during the same period in 2013, representing a decrease of RMB7.4 million or 9.6%, mainly due to the reduction of average sales price by 14.0% arising from stronger competition in China. Although the reduction of average sales price caused a decrease of RMB11.3 million, this was partially offset by an increase in sales volume of RMB3.9 million.

Overseas sales were RMB11.1 million or US$1.8 million, or 15.9% of total revenues, compared with RMB9.5 million or 12.3% of total revenues in the second quarter of 2013. The increase in overseas sales was primarily due to the increase in volume, which accounted for RMB3.3 million, although this was partially offset by the decrease of RMB1.7 million in average sales price.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended June 30, 2014 and 2013 (amounts in thousands):

	Three-Month Period Ended June 30, 2014		% of Total	Three-Month Period Ended June 30, 2013	% of Total

	RMB	US$		RMB
Sales in China	58,873	9,490	84.1%	67,906	87.7%
Sales in other countries	11,111	1,791	15.9%	9,495	12.3%

	69,984	11,281	100.0%	77,401	100.0%

Our gross loss was RMB9.5 million or US$1.5 million for the second quarter ended June 30, 2014, representing a gross loss rate of 13.6%, as compared to a gross loss rate of 3.0% for the same period in 2013. Correspondingly, gross loss rate increased by 10.6 percentage points compared to the same period in 2013. Our average product sales prices decreased by 14.0% compared to the same period last year while the average cost of goods sold decreased by 5.1% compared to the same period last year. Consequently, the amount of decrease in sales revenue was greater than the decrease in the cost of goods sold during the second quarter ended June 30, 2014 compared with the same period in 2013, which resulted in an increase in gross loss.

Operating expenses for the second quarter ended June 30, 2014 were RMB10.4 million or US$1.7 million, which was RMB3.2 million, or 23.5% lower than the same period in 2013. This decrease was mainly due to decreased R&D expenditure on new products in the second quarter of 2014.

Net loss attributable to the Company during the second quarter ended June 30, 2014 was RMB23.0 million or US$3.7 million compared to net loss attributable to the Company of RMB18.2 million during the same period in 2013, representing an increase of RMB4.8 million for the same period in 2013.

Basic and diluted net loss per share was RMB1.76 or US$0.28 and RMB1.39 for the three months ended June 30, 2014 and 2013, respectively.

Total shareholders’ equity was RMB424.0 million or US$68.4 million as of June 30, 2014, compared with RMB460.3 million as of December 31, 2013.

As of June 30, 2014, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, August 22, 2014, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 13588942. The replay will be available until September 22, 2014, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2014		December 31, 2013
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	5,478	883	11,578
Restricted cash	41,787	6,736	41,422
Accounts and bills receivable, net	7,337	1,183	8,373
Inventories	32,513	5,241	38,454
Advance to suppliers	6,868	1,107	6,977
Prepayments and other receivables	25,052	4,038	26,107
Deferred tax assets - current	1,670	269	1,702
Total current assets	120,705	19,457	134,613

Property, plant and equipment, net	505,569	81,496	524,777
Construction in progress	366	59	632
Lease prepayments, net	18,667	3,009	18,999
Advance to suppliers - long term, net	2,945	475	2,134
Long-term deposit	16,760	2,702	16,760
Other Assets	12,947	2,087	13,244
Deferred tax assets - non current	20,817	3,356	20,888

Total assets	698,776	112,641	732,047

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	-	-	105,000
Long-term loan, current portion	1,675	270	-
Due to related parties	120,000	19,344	-
Accounts payables	35,872	5,782	33,454
Notes payable	78,200	12,606	81,990
Advance from customers	7,114	1,147	14,665
Accrued expenses and other payables	7,956	1,282	6,777
Obligations under capital leases-current	8,587	1,384	8,314
Total current liabilities	259,404	41,815	250,200

Obligations under capital leases	4,200	677	8,563
Long-term loan	8,325	1,342	10,000
Deferred tax liabilities	3,613	582	3,736

Total liabilities	275,542	44,416	272,499

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,148	13,323
Additional paid-in capital	311,907	50,278	311,907
Statutory reserve	37,441	6,035	37,441
Retained earnings	60,130	9,693	96,370
Cumulative translation adjustment	1,211	196	1,266
Total shareholders’ equity	424,012	68,350	460,307
Non-controlling interest	(778)	(125)	(759)
Total equity	423,234	68,225	459,548
Total liabilities and equity	698,776	112,641	732,047

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2014		2013	2014		2013
	US$	RMB	RMB	US$	RMB
Net sales	69,984	11,281	77,401	140,689	22,679	153,978
Cost of sales	79,482	12,812	79,708	150,256	24,221	157,476

Gross loss	(9,498)	(1,531)	(2,307)	(9,567)	(1,542)	(3,498)

Operating expenses
Selling expenses	3,430	553	3,625	6,789	1,,094	7,970
Administrative expenses	7,004	1,129	9,985	14,058	2,266	19,291
Total operating expenses	10,434	1,682	13,610	20,847	3,360	27,261

Operating loss	(19,932)	(3,213)	(15,917)	(30,414)	(4,902)	(30,759)

Other income (expense)
- Interest income	260	42	281	640	103	342
- Interest expense	(3,256)	(525)	(2,664)	(6,424)	(1,036)	(5,881)
- Others income (expense), net	25	4	(27)	(63)	(10)	(128)

Total other expense	(2,971)	(479)	(2,410)	(5,847)	(943)	(5,667)

Loss before provision for income taxes	(22,903)	(3,692)	(18,327)	(36,261)	(5,845)	(36,426)

Income tax benefit (expense)	(79)	(13)	136	20	3	159

Net loss	(22,982)	(3,705)	(18,191)	(36,241)	(5,842)	(36,267)

Net (loss) income attributable to noncontrolling interests	(1)	0	(1)	(1)	0	(1)
Net loss attributable to the Company	(22,981)	(3,705)	(18,190)	(36,240)	(5,842)	(36,266)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest	1	0	10	(19)	(3)	12
- Foreign currency translation adjustments attributable to the Company	(7)	(1)	19	(55)	(9)	30

Comprehensive income (loss) attributable to non-controlling interest	0	0	9	(20)	(3)	11
Comprehensive loss attribute to the Company	(22,988)	(3,706)	(18,171)	(36,295)	(5,851)	(36,236)

Loss per share, Basic and diluted	(1.76)	(0.28)	(1.39)	(2.77)	(0.45)	(2.78)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2014		2013
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(36,241)	(5,842)	(36,267)
Adjustments to reconcile net loss to net cash
(used in) provided by operating activities
- Gain on disposal of property, plant and equipment	-	-	-
- Depreciation of property, plant and equipment	24,031	3,874	24,353
- Amortization of intangible assets	262	42	262
- Deferred income taxes	(20)	(3)	(159)
- Bad debt expense (recovery)	(115)	(19)	1,495
Changes in operating assets and liabilities
- Accounts and bills receivable	1,150	185	6,797
- Inventories	5,942	958	(14,526)
- Advance to suppliers	109	18	8,701
- Prepaid expenses and other current assets	(814)	(131)	(1,916)
- Accounts payable	2,418	390	(1,641)
- Accrued expenses and other payables	1,116	180	(291)
- Advance from customers	(7,551)	(1,217)	4,402
- Tax payable	2,236	360	(2,408)

Net cash used in operating activities	(7,477)	(1,205)	(11,198)

Cash flow from investing activities
Purchases of property, plant and equipment	(4,823)	(777)	(244)
Restricted cash related to trade finance	(357)	(58)	(26,298)
Advanced to suppliers - non current	(811)	(131)	(2,288)
Amount change in construction in progress	265	43	(3,559)
Proceeds from sale of property, plant and equipment	-	-	-

Net cash used in investing activities	(5,726)	(923)	(32,389)

Cash flow from financing activities
Principal payments of short-term bank loans	(105,000)	(16,926)	(110,000)
Proceeds from short-term bank loans	-	-	107,032
Proceeds from related party	120,000	19,344	-
Payment of capital lease obligation	(4,090)	(659)	(4,164)
Change in notes payable	(3,790)	(611)	49,886
Proceeds from sale-leaseback equipment	-	-	5,000

Net cash provided by financing activities	7,120	1,148	47,754

Effect of foreign exchange rate changes	(17)	(50)	(6)

Net increase (decrease) in cash and cash equivalent	(6,100)	(1,030)	4,161

Cash and cash equivalent
At beginning of period	11,578	1,913	5,006
At end of period	5,478	883	9,167

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,424	1,036	5,881
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	7,883	1,271	6,220
Obligations for acquired equipment under capital lease:	12,787	2,061	20,836